UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 1, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

2021 THIRD QUARTERLY REPORT

This announcement is made pursuant to the requirements under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the third quarter of 2021 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made simultaneously by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2021 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

Liu Shaoyong, the person-in-charge of the Company, Li Yangmin, the officer-in-charge of accounting of the Company, and Zhou Qimin, the officer-in-charge of the accounting department (accounting officer) of the Company, hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in this third quarterly report of the Company are unaudited.

1.	KEY FINANCIAL DATA

(1)	Key accounting data and financial indicators

			Unit: million	Currency: RMB
				Increase/decrease
				from the
				beginning of the
		Increase/decrease		year to the end of
		for the reporting	From the	the reporting
		period compared	beginning of the	period compared
		with the same	year to the end	with the same
	For the reporting	period last year	of the reporting	period last year
Item	period	(%)	period	(%)
Revenue	17,791	3.61	52,501	24.12
Net profit attributable to shareholders of the listed company	-2,954	N/A	-8,162	N/A
Net profit attributable to shareholders of the listed company after deducting non-recurring profit or loss	-3,049	N/A	-8,668	N/A
Net cash flow from operating activities	N/A	N/A	12,828	12,989.80
Basic earnings per share (RMB/share)	-0.1804	N/A	-0.4983	N/A
Diluted earnings per share (RMB/share)	-0.1804	N/A	-0.4983	N/A
Weighted average return on net assets (%)	-6.37	Decreased by 5.38 pt	-16.59	Decreased by 1.81 pt

			Increase/decrease
			as at the end
			of the reporting
			period compared
	As at the		with the end
	end of the	As at the end	of last year
Item	reporting period	of last year	(%)
Total assets	285,468	282,408	1.08
Owners’ equity attributable to shareholders of the listed company	44,891	54,007	-16.88

Note:	The “reporting period” refers to the three-month period from the beginning of this quarter to the end of this quarter, the same for below.

(2)	Non-recurring profit or loss items and relevant amounts

	Unit: million	Currency: RMB
		Amount from
		the beginning
		of the year to
		the end of
	Amount for the	the reporting
Item	reporting period	period
Profit or loss from disposal of non-current assets (including the write-off portion for which provision for impairment of assets is made)	-4	103
Government grants recognised in current profit or loss, excluding those closely related to the ordinary operations of the Company and granted on an ongoing basis in fixed amount or fixed quota in accordance with government policies and regulations	77	454
Profit or loss from change in fair value of held-for-trading financial assets and held-for-trading financial liabilities, and investment gains from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets, other than effective hedging business in the ordinary operations of the Company	4	7
Non-operating income and expenses other than the above	45	96
Less: Effect on income tax	26	147
Effect on minority interests (after tax)	1	7

Total	95	506

Description of the circumstances in which the non-recurring profit or loss items listed in the “Explanatory Announcement No. 1 on Information Disclosure for Companies Offering Their Securities to the Public — Non-recurring Profit or Loss” (《公開發行證券的公司信息披露解釋性公告第 1 號 — 非經常性損益》) are defined as recurring profit or loss items

☐  Applicable        ☒  Not Applicable

(3)	Details and reasons for changes in key accounting data and financial indicators

☒ Applicable         ☐ Not Applicable

Item	Change (%)	Major reasons

Net profit attributable to shareholders of the listed company (for the reporting period)	N/A

During the reporting period, net profit attributable to shareholders of the listed company amounted to RMB-2,954 million, as compared to RMB-563 million for the same period last year, mainly attributable to the decline in demand of the passenger transportation market during the reporting period due to the impact of COVID-19, as well as the increase in jet fuel prices and the slowdown of appreciation of Renminbi as compared to the same period last year.

Net profit attributable to shareholders of the listed company after deducting non-recurring profit or loss (for the reporting period)	N/A

During the reporting period, net profit attributable to shareholders of the listed company after deducting non-recurring profit or loss amounted to RMB-3,049 million, as compared to RMB-826 million for the same period last year, mainly attributable to the decline in demand of the passenger transportation market during the reporting period due to the impact of COVID-19, as well as the increase in jet fuel prices and the slowdown of appreciation of Renminbi as compared to the same period last year.

Net cash flow from operating activities (from the beginning of the year to the end of the reporting period)	12,989.80	From January to September 2021, domestic passenger travel demand rebounded as compared to the same period last year, and the Company’s revenue increased.

Basic earnings per share (RMB/share) (for the reporting period)	N/A

During the reporting period, basic earnings per share was RMB-0.1804, as compared to RMB-0.0344 for the same period last year, mainly attributable to the decline in operating results from July to September 2021.

Diluted earnings per share (RMB/share) (for the reporting period)	N/A

During the reporting period, diluted earnings per share was RMB-0.1804, as compared to RMB-0.0344 for the same period last year, mainly attributable to the decline in operating results from July to September 2021.

2.	INFORMATION OF SHAREHOLDERS

(1)	Total number of ordinary shareholders and number of preferred shareholders with restored voting rights and shareholding of the 10 largest shareholders

Unit: share
Total number of ordinary shareholders as at the end of the reporting period	181,305
Total number of preferred shareholders with restored voting rights as at the end of the reporting period (if any)	N/A

	Shareholding of the 10 largest shareholders
	Nature of shareholder	Number of shares held	Percentage of shares held	Number of shares with trading moratorium held	Pledged, marked or locked-up
Name of shareholder			(%)		Status	Number
China Eastern Air Holding Company Limited ( 中國東方航空集團有限公司 )	State-owned legal person	5,072,922,927	30.97	0	None	0
HKSCC Nominees Limited	Overseas legal person	4,701,241,905	28.70	517,677,777	Unknown	0
Shanghai Jidaohang Enterprise Management Company Limited ( 上海吉道航企業管理有限公司 )	Domestic non- state-owned legal person	589,041,096	3.60	589,041,096	None	0
China National Aviation Fuel Holding Company Limited ( 中國航空油料集團有限公司 )	State-owned legal person	502,767,895	3.07	0	None	0
Delta Air Lines, Inc.	Overseas legal person	465,910,000	2.84	0	None	0
Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司)	Domestic non- state-owned legal person	465,838,509	2.84	0	Pledged	285,838,509
CES Finance Holding Co., Ltd. ( 東航金控有限責任公司 )	State-owned legal person	457,317,073	2.79	0	None	0
China Securities Finance Corporation Limited ( 中國證券金融股份有限公司 )	State-owned legal person	429,673,382	2.62	0	None	0
Shanghai Juneyao (Group) Co., Ltd. ( 上海均瑤（集團）有限公司 )	Domestic non- state-owned legal person	311,831,909	1.90	311,831,909	Pledged	311,831,909
China Structural Reform Fund Corporation Limited ( 中國國有企業結構調整基金股份 有限公司)	State-owned legal person	273,972,602	1.67	273,972,602	None	0

Shareholding of the 10 largest holders of shares without trading moratorium

Name of shareholder	Number of listed shares without trading moratorium held	Class and number of shares Class
			Number
China Eastern Air Holding Company Limited ( 中國東方航空集團有限公司 )	5,072,922,927	RMB ordinary shares	5,072,922,927
HKSCC Nominees Limited	4,183,564,128	Overseas listed foreign shares	4,183,564,128
China National Aviation Fuel Holding Company Limited ( 中國航空油料集團有限公司 )	502,767,895	RMB ordinary shares	502,767,895
Delta Air Lines, Inc.	465,910,000	Overseas listed foreign shares	465,910,000
Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司 )	465,838,509	RMB ordinary shares	465,838,509
CES Finance Holding Co., Ltd. ( 東航金控有限責任公司 )	457,317,073	RMB ordinary shares	457,317,073
China Securities Finance Corporation Limited ( 中國證券金融股份有限公司 )	429,673,382	RMB ordinary shares	429,673,382
China COSCO Shipping Corporation Limited ( 中國遠洋海運集團有限公司 )	232,919,254	RMB ordinary shares	232,919,254
Hong Kong Securities Clearing Company Limited ( 香港中央結算有限公司 )	182,167,508	RMB ordinary shares	182,167,508
Agricultural Bank of China Limited — Guangfa Balance Selected Mixed Type Securities Investment Fund ( 中國農業銀行股份有限公司 — 廣發均衡優選混合型證券投資基金)	105,598,491	RMB ordinary shares	105,598,491

Description of connected relationship or activities in concert among the above shareholders	Among the 4,701,241,905 shares held by HKSCC Nominees Limited, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner. China Eastern Air Holding Company Limited (“CEA Holding”) owns 100% equity interest in CES Finance Holding Co., Ltd. (“CES Finance”). CES Finance owns 100% equity interest in CES Global. Thus, CEA Holding directly or indirectly holds 8,156,480,000 shares of the Company, representing 49.80% of the total share capital of the Company.

Among the 4,701,241,905 shares held by HKSCC Nominees Limited, 546,769,777 shares are held by Shanghai Juneyao Airline Hong Kong Limited (“Juneyao Hong Kong”) in the capacity of beneficial owner. Shanghai Juneyao (Group) Co., Ltd. (“Juneyao Group”) is the controlling shareholder of Juneyao Airlines Co., Ltd. (“Juneyao Airlines”), and Juneyao Airlines owns 100% equity interest in Shanghai Jidaohang Enterprise Management Company Limited and Juneyao Hong Kong. Thus, Juneyao Group directly or indirectly holds 1,679,042,919 shares of the Company, representing 10.25% of the total share capital of the Company.

The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

Description of the 10 largest shareholders and the 10 largest holders of shares without trading moratorium engaging in margin financing and securities lending as well as margin and securities refinancing business (if any)	N/A

As at the end of the reporting period, CES Global has pledged in aggregate 1,450,000,000 H shares of the Company; and Juneyao Hong Kong has pledged in aggregate 232,000,000 H shares of the Company.

3.	OTHER REMINDERS

Other important information on the operating condition of the Company during the reporting period that investors need to be reminded of

☒ Applicable        ☐ Not Applicable

(1)

On 8 July 2021, Eastern Air Overseas (Hong Kong) Corporation Limited ( 東航海外（香港）有限公司), a wholly-owned subsidiary of the Company in Hong Kong, issued overseas SGD500 million credit enhanced bonds with a maturity of 5 years and an annual interest rate of 2.00%. For details, please refer to the announcement of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 9 July 2021.

(2)

On 27 August 2021, at the 2021 second extraordinary general meeting of the Company, the “Resolution in Relation to the Adjustment to the Estimated Caps for the Daily Connected Transaction of the Exclusive Operation of Freight Business for Passenger Aircraft between the Company and China Cargo Airlines Co., Limited for 2021 and 2022” was considered and approved, and the estimated caps for the daily connected transaction of the exclusive operation of freight business for passenger aircraft for 2021 and 2022 were agreed to be adjusted to RMB9 billion and RMB8 billion, respectively. For details, please refer to the announcement of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 27 August 2021.

(3)

On 30 August 2021, the Company and its subsidiaries, namely Shanghai Airlines Co., Limited ( 上海航空有限公司 ), China Eastern Airlines Yunnan Co., Limited ( 東方航空雲南有限公司 ), China Eastern Airlines Jiangsu Co., Limited ( 中國東方航空江蘇有限公司 ) and China Eastern Airlines Wuhan Limited ( 中國東方航空武漢有限責任公司 ), on one hand, and China Eastern Air Catering Investment Co., Ltd. ( 東方航空食品投資有限公司 ) (“Eastern Air Catering”), on the other hand, entered into the Agreement on the Transfer of Assets of Catering Trolleys and Aircraft On-Board Supplies of China Eastern Airlines Corporation Limited to China Eastern Air Catering Investment Co., Ltd., pursuant to which, the Company and its subsidiaries shall transfer their assets of catering trolleys and aircraft on-board supplies suitable for transfer in a total amount of RMB123,412,000 (tax exclusive) to Eastern Air Catering. For details, please refer to the announcement of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 30 August 2021.

(4)

On 30 August 2021, at the fourth ordinary meeting of the Board of the Company, the “Resolution in Relation to the Adjustment to the Estimated Caps for the Daily Connected Transactions of the Property Leasing and Construction and Management Agency Business for 2021 and 2022” was considered and approved, and the estimated caps for the daily connected transactions of the property leasing and construction and management agency business for 2021 and 2022 were agreed to be adjusted to RMB287 million and RMB330 million, respectively, and the estimated caps for the total value of the right-of-use assets involved in the property leasing for 2021 and 2022 were agreed to be adjusted to RMB735 million and RMB828 million, respectively. For details, please refer to the announcement of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 30 August 2021.

(5)

On 27 September 2021, the Issuance Review Committee of the China Securities Regulatory Commission considered and approved the Company’s application for non-public issuance of A shares to China Eastern Air Holding Company Limited (“CEA Holding”) (its controlling shareholder), and agreed to the Company’s non-public issuance of 2,494,930,875 A shares to CEA Holding, with the amount of financing not exceeding RMB10.828 billion. For details, please refer to the announcement of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 27 September 2021.

(6)

On 30 September 2021, the Company, on one hand, and CEA Holding (its controlling shareholder) and its subsidiary, i.e. Eastern Air Catering, on the other hand, entered into the China Eastern Air Catering Investment Co., Ltd. Capital Increase Agreement, pursuant to which, the Company and CEA Holding shall increase the capital contribution to Eastern Air Catering by an aggregate amount of RMB310 million by way of cash in proportion to their respective shareholdings, of which the Company shall contribute RMB139.5 million and CEA Holding shall contribute RMB170.5 million. For details, please refer to the announcement of the Company published on the website of the Shanghai Stock Exchange and the website of the Hong Kong Stock Exchange on 30 September 2021.

4.	QUARTERLY FINANCIAL STATEMENTS

(1)	Type of audit opinion

☐ Applicable        ☒ Not Applicable

(2)	Financial statements

Consolidated Balance Sheet

30 September 2021

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB    Type of audit: Unaudited

Item	30 September 2021	31 December 2020
Current assets:
Monetary capital	10,844	7,663
Held-for-trading financial assets	88	95
Derivative financial assets	—	362
Trade receivables	1,881	1,124
Prepayments	378	123
Other receivables	2,422	2,476
Inventory	1,963	2,054
Held-for-sale assets	2	2
Non-current assets due within one year	359	11
Other current assets	8,512	8,588

Total current assets	26,449	22,498

Non-current assets:
Long-term equity investment	2,329	2,387
Other equity instrument investments	874	995
Other non-current financial assets	—	37
Investment properties	158	166
Fixed assets	92,463	97,681
Construction in progress	18,243	20,685
Right-of-use assets	121,195	116,842
Intangible assets	2,498	1,816
Goodwill	9,028	9,028
Long-term deferred expenses	2,112	2,412
Deferred income tax assets	8,064	5,011
Other non-current assets	2,055	2,850

Total non-current assets	259,019	259,910

Total assets	285,468	282,408

(2)	Financial statements (Cont’d)

Consolidated Balance Sheet (Cont’d)

30 September 2021

Prepared by: China Eastern Airlines Corporation Limited

Unit: million     Currency: RMB     Type of audit: Unaudited

Item	30 September 2021	31 December 2020
Current liabilities:
Short-term borrowings	29,291	21,966
Derivative financial liabilities	4	3
Notes payables	2,142	610
Trade payables	13,413	12,281
Account collected in advance	73	20
Contract liabilities	3,188	3,671
Staff remuneration payable	3,334	3,806
Tax payable	1,452	1,401
Other payables	6,073	6,119
Non-current liabilities due within one year	18,853	23,181
Other current liabilities	7,236	26,750

Total current liabilities	85,059	99,808

Non-current liabilities:
Long-term borrowings	29,891	13,164
Bonds payable	24,297	17,581
Lease liabilities	84,374	82,178
Long-term payables	924	1,047
Long-term staff remuneration payable	2,523	2,582
Estimated liabilities	7,276	6,966
Deferred income	102	121
Deferred income tax liabilities	13	13
Other non-current liabilities	1,917	2,036

Total non-current liabilities	151,317	125,688

Total liabilities	236,376	225,496

(2)	Financial statements (Cont’d)

Consolidated Balance Sheet (Cont’d)

30 September 2021

Prepared by: China Eastern Airlines Corporation Limited

Unit: million     Currency: RMB     Type of audit: Unaudited

Item	30 September 2021	31 December 2020
Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	16,379	16,379
Capital reserves	33,609	34,298
Other comprehensive income	-2,739	-2,368
Surplus reserves	782	782
Undistributed profits	-3,140	4,916

Total owners’ equity (or shareholders’ equity) attributable to owners of the parent company	44,891	54,007

Minority interests	4,201	2,905

Total owners’ equity (or shareholders’ equity)	49,092	56,912

Total liabilities and owners’ equity (or shareholders’ equity)	285,468	282,408

Person-in-charge of the Company: Liu Shaoyong	Officer-in-charge of accounting: Li Yangmin	Officer-in-charge of the accounting department: Zhou Qimin

(2)	Financial statements (Cont’d)

Consolidated Income Statement

January – September 2021

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB    Type of audit: Unaudited

	The first three quarters (January – September) of	The first three quarters (January – September) of
Item	2021	2020
I. Total revenue	52,501	42,300
Of which: Revenue	52,501	42,300

II. Total operating costs	67,880	59,060
Of which: Operating costs	59,440	50,912
Taxes and surcharges	172	117
Selling expenses	2,316	2,622
Administrative expenses	2,525	2,274
Research and development expenses	192	193
Finance costs	3,235	2,942
Of which: Interest expenses	4,326	3,972
Interest income	238	112
Add: Other gains	3,629	3,758
Investment gains (“-” indicating losses)	158	-69
Of which: Gains from investments in associates and joint ventures	45	-85
Gains arising from changes in fair value (“-” indicating losses)	-7	-29
Credit impairment losses (“-” indicating losses)	-3	-17
Asset impairment losses (“-” indicating losses)	-2	-14
Gains from disposal of assets (“-” indicating losses)	—	60

III. Operating profit (“-” indicating loss)	-11,604	-13,071
Add: Non-operating income	166	269
Less: Non-operating expenses	20	35

IV. Total profits (“-” indicating total losses)	-11,458	-12,837
Less: Income tax expenses	-2,878	-3,156

V. Net profit (“-” indicating net loss)	-8,580	-9,681
(I) Classified by continuation of business
1. Net profit from continuing activities (“-” indicating net loss)	-8,580	-9,681
2. Net profit from discontinued activities (“-” indicating net loss)	—	—
(II) Classified by ownership
1. Net profit attributable to shareholders of the parent company (“-” indicating net loss)	-8,162	-9,105
2. Minority interests (“-” indicating net loss)	-418	-576

(2)	Financial statements (Cont’d)

Consolidated Income Statement (Cont’d)

January – September 2021

Prepared by: China Eastern Airlines Corporation Limited

Unit: million     Currency: RMB     Type of audit: Unaudited

	The first three quarters (January – September) of	The first three quarters (January – September) of
Item	2021	2020
VI. Other comprehensive income, net of tax	-268	-83
(I) Other comprehensive income, net of tax, attributable to owners of the parent company	-265	-79
1. Other comprehensive income that cannot be reclassified into profit or loss	-20	-35
(1) Changes arising from re-measuring defined benefit plan	-29	26
(2) Other comprehensive income that cannot be transferred to profit or loss under the equity method	—	10
(3) Changes in fair value of other equity instrument investments	9	-71
(4) Changes in fair value of the enterprise’s own credit risk	—	—
2. Other comprehensive income that will be reclassified into profit or loss	-245	-44
(1) Other comprehensive income that will be transferred to profit or loss under the equity method	—	—
(2) Changes in fair value of other debt investments	—	—
(3) Amount of financial assets reclassified into other comprehensive income	—	—
(4) Credit impairment provision for other debt investments	—	—
(5) Cash flow hedge reserve	-245	-44
(II) Other comprehensive income, net of tax, attributable to minority interests	-3	-4

(2)	Financial statements (Cont’d)

Consolidated Income Statement (Cont’d)

January – September 2021

Prepared by: China Eastern Airlines Corporation Limited

Unit: million     Currency: RMB     Type of audit: Unaudited

	The first three quarters (January – September) of	The first three quarters (January – September) of
Item	2021	2020
VII. Total comprehensive income	-8,848	-9,764
(I) Total comprehensive income attributable to owners of the parent company	-8,427	-9,184
(II) Total comprehensive income attributable to minority interests	-421	-580

VIII. Earnings per share:
(I) Basic earnings per share (RMB/share)	-0.4983	-0.5608
(II) Diluted earnings per share (RMB/share)	-0.4983	-0.5608

Person-in-charge	Officer-in-charge	Officer-in-charge
of the Company:	of accounting:	of the accounting department:
Liu Shaoyong	Li Yangmin	Zhou Qimin

(2)	Financial statements (Cont’d)

Consolidated Cash Flow Statement

January – September 2021

Prepared by: China Eastern Airlines Corporation Limited

Unit: million    Currency: RMB    Type of audit: Unaudited

		The first three	The first three
		quarters (January	quarters (January
		– September) of	– September) of
Item		2021	2020
1.	Cash flow from operating activities:
	Cash received from sales of goods and provision of labour services	54,371	42,756
	Refund of taxes	18	92
	Other cash received from operating activities	7,906	8,643

	Sub-total of cash inflow from operating activities	62,295	51,491

	Cash paid for purchase of goods and receiving of labour services	26,248	30,300
	Cash paid to and for employees	16,949	15,470
	Taxes paid	1,987	1,445
	Other cash paid for operating activities	4,283	4,178

	Sub-total of cash outflow from operating activities	49,467	51,393

	Net cash flow from operating activities	12,828	98

2.	Cash flow from investing activities:
	Cash received from disposal of investment	201	—
	Investment income in cash	103	46
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets	—	94
	Net cash received from disposal of subsidiaries and other operating units	117	—
	Other cash received from investing activities	5,721	12

	Sub-total of cash inflow from investing activities	6,142	152

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	8,805	5,682
	Other cash paid for investing activities	31	—

	Sub-total of cash outflow from investing activities	8,836	5,682

	Net cash flow from investing activities	-2,694	-5,530

(2)	Financial statements (Cont’d)

Consolidated Cash Flow Statement (Cont’d)

January – September 2021

Prepared by: China Eastern Airlines Corporation Limited

Unit: million     Currency: RMB     Type of audit: Unaudited

		The first three	The first three
		quarters (January	quarters (January
		– September) of	– September) of
Item		2021	2020
3.	Cash flow from financing activities:
	Cash received from acquisition of investment	284	—
	Cash received from borrowings	102,081	82,539
	Other cash received from financing activities	792	10

	Sub-total of cash inflow from financing activities	103,157	82,549

	Cash paid for repayment of indebtedness	92,259	53,662
	Cash payments for distribution of dividends, profits expense or payment of interest	4,326	4,883
	Other cash paid for financing activities	13,528	10,837

	Sub-total of cash outflow from financing activities	110,113	69,382

	Net cash flow from financing activities	-6,956	13,167

4.	Effect of changes in exchange rate on cash and cash equivalents	3	-23

5.	Net increase in cash and cash equivalents	3,181	7,712
	Add: Balance of cash and cash equivalents at the beginning of the period	7,651	1,350

6.	Balance of cash and cash equivalents at the end of the period	10,832	9,062

Person-in-charge	Officer-in-charge	Officer-in-charge
of the Company:	of accounting:	of the accounting department:
Liu Shaoyong	Li Yangmin	Zhou Qimin

(3)	Adjustment to financial statements at the beginning of the year upon adoption of the new leasing standards for the first time starting from 2021

☐  Applicable            ☒  Not Applicable

The Board of

CHINA EASTERN AIRLINES CORPORATION LIMITED

29 October 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).